UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                NOVEMBER 6, 2006

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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THE NETHERLANDS INVEST (EURO)18.4 MILLION TO DEVELOP

BETTER VACCINES TO FIGHT RAGING TB PANDEMIC

AERAS TO PARTNER WITH CRUCELL, KNCV TUBERCULOSIS FOUNDATION AND OTHER TOP DUTCH SCIENTIFIC ORGANISATIONS

(THE NETHERLANDS, NOV. 3, 2006) As extreme forms of drug resistant tuberculosis threaten to make the TB pandemic even worse, Dutch funding and scientific expertise are playing a critical role in the development of new, more effective TB vaccines.

The Dutch Ministry of Foreign Affairs (DGIS) made an (euro)18.4 million, four-year investment in Aeras Global TB Vaccine Foundation, a Product Development Partnership (PDP) that is collaborating with Crucell N.V., KNCV Tuberculosis Foundation, Netherlands Cancer Institute (NKI-AVI) and other Dutch organizations to develop new TB vaccines.

"Vaccines have wiped out smallpox and nearly eliminated polio. A vaccine for TB could reverse the tide of the TB pandemic and save millions of lives," said Dr. Jerald Sadoff, President and CEO of Aeras Global TB Vaccine Foundation. "The Netherlands has shown great global leadership to develop new solutions to global health problems that burden developing countries. DGIS' strong financial support for Aeras' work and the Netherlands' first-rate scientific expertise will both speed development of a new vaccine and help mobilize commitments from other donor countries."

TB kills nearly 2 million people a year, TB/HIV co-infection is worsening the pandemic, and recently-discovered extremely drug resistant TB (XDR-B), is on the rise, particularly in Eastern Europe and countries on the Baltic Sea. Today's TB vaccine is more than 85 years old, provides only marginal protection for infants and provides very little, if any, protection beyond childhood. Aeras' goal is to develop new, safe and effective vaccine regimens that prevent TB in children, adolescents and adults, targeted for licensure in 7-10 years.

The Netherlands is taking a leading role in the battle against TB, both in terms of investment and in the knowledge and expertise in TB control. DGIS is also investing (euro)12 million to develop new TB drugs and diagnostics, the current versions of which are also insufficient to combat the growing TB pandemic. Together, DGIS' (euro)30.4 million investment is the single largest contribution ever by any country for the development of new tools against the global TB pandemic. It is also the single largest grant Aeras has received from any country government.

"This initiative is a crucial step forwards in the continued development of our vaccine that is currently in Phase I clinical trials," commented Dr. Jaap Goudsmit, CSO of Crucell. "It is wonderful that the Netherlands is taking the lead in this battle against this truly devastating disease."

"These investments show that the Dutch government not only talks about stopping TB, it is doing something about it," said Dr. Martien Borgdorff, Executive Director of KNCV Tuberculosis Foundation.

"Working with the Aeras, NKI-AVL will provide a full characterization of Aeras' recombinant BCG, which escapes from the "endosome," thus providing a considerable support to the ultimate success of this new TB vaccine candidate," said Peter Peters, Professor of Structural Biology at NKI-AVL.

Aeras is pursuing a "prime-boost" strategy in which an improved TB vaccine
(BCG), the prime, will be given initially, and another type of vaccine, the boost, will be given at a specified period of time after the prime vaccination. Aeras' Dutch partners include:

o CRUCELL N.V., a leading biotechnology and vaccine developer, which, in partnership with Aeras, is developing Aeras 402/Crucell Adenovirus35 TB vaccine. Last week, this vaccine went into clinical trials, marking the first time the world's most advanced adenovector technology has been used in humans. o KNCV TUBERCULOSIS FOUNDATION, one of the world's most influential TB research, training, and policy organizations, which will continue to provide epidemiological support at Aeras' South Africa trial site and help establish new TB vaccine clinical trial sites in other countries.

o NETHERLANDS CANCER INSTITUTE (NKI), a leading cancer research organization, which has discovered a promising new method of identifying the location of TB and BCG organisms inside the cell that could significantly impact development of crucial TB vaccine candidates.

DGIS made the investment as part of a program to support "Public-Private Partnerships for research into and the development of medicines, vaccines and diagnostic aids in the domain of AIDS, tuberculosis and malaria."

ABOUT THE NETHERLANDS MINISTRY OF FOREIGN AFFAIRS
The Ministry of Foreign Affairs is the channel through which the Dutch Government communicates with foreign governments and international organisations. It coordinates and carries out Dutch foreign policy. Through its Directorate General for International Development Cooperation (DGIS) it channels and coordinates development aid.

The Ministry has two halves: its headquarters in The Hague and its missions abroad (embassies, consulates, and permanent representations). The five key objectives of Dutch foreign policy are:

o    to promote the international order;

o    to promote international peace, security and stability;

o    to promote European integration;

o    to promote sustainable poverty reduction;

o    to maintain and promote bilateral relations.

ABOUT AERAS GLOBAL TB VACCINE FOUNDATION
The Aeras Global TB Vaccine Foundation is a PDP leading an international effort to develop new and more effective tuberculosis (TB) vaccines for the world, and ensure their availability to all who need them as rapidly as possible. Aeras develops candidate vaccines in its own laboratory and actively pursues and helps fund joint development activities with other leading TB vaccine developers around the world. Aeras' goal is to develop, test, characterize, license, manufacture and distribute at least one new TB vaccine within 7-10 years. Aeras is supported by the Bill & Melinda Gates Foundation and has received funding from the US Centers for Disease Control and Prevention and the Government of Denmark, as well as the Netherlands. For more information please visit www.aeras.org

ABOUT CRUCELL
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Korea and the US. The Company employs about 900 people. For more information, please visit www.crucell.com.

ABOUT KNCV TUBERCULOSIS FOUNDATION
KNCV Tuberculosis Foundation is a medical development organization that has been fighting tuberculosis for 103 years. We have developed a considerable knowledge and expertise base in the course of the years, building upon the successful combating of tuberculosis in the Netherlands. We see it as our mission to share this knowledge and expertise with other countries. www.kncvtbc.nl

THE NETHERLANDS CANCER INSTITUTE - ANTONI VAN LEEUWENHOEK ZIEKENHUIS
The Netherlands Cancer Institute is an integrated cancer centre with an eight-floor research building (housing 30 groups). The research facility with around 500 FTE is dedicated to basic, translational and clinical research. The NKI-AVL has excellent facilities for advanced cell biology, including state of the art transgenic mouse facility, electron microscopy, confocal microscopy, live-cell imaging, DNA microarray technology, biophysics and structural biology. In general lines are short and the research environment is very interactive.

* Crucell Forward-looking statements
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).

CONTACT:

THE NETHERLANDS MINISTRY OF FOREIGN AFFAIRS
Kees-Jaap Ouwerkerk,
+31-(0) 70-348-6645
+31-(0) 65-250-3255

AERAS GLOBAL TB VACCINE FOUNDATION
Bruce Kirschenbaum
+44 7894 927614
Bkirschenbaum@aeras.org

CRUCELL N.V.
Paul Vermeij
Director Investor Relations and Corporate Communications
Tel. +31-(0)71-524 8718 p.vermeij@crucell.com

KNCV TUBERCULOSIS FOUNDATION
Monica Smits
+31.(0)70.4167.266
smitsm@kncvtbc.nl

NETHERLANDS CANCER INSTITUTE
Frederique Melman
+31-(0)20 - 512 9111
f.melman@NKI.nl




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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

   NOVEMBER 6, 2006                              /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer